Filed by IPC Holdings, Ltd. pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended.

Subject Company: Max Capital Group Ltd.

(Commission File No.: 000-33047)

HOW TO VOTE YOUR SHARES

GENERAL INFORMATION ABOUT VOTING

The IPC Holdings, Ltd. (“IPC”) annual general meeting of shareholders will be held at 11:00 am, Atlantic Time, on June 12, 2009, at the American International Building, 29 Richmond Road, Pembroke HM 08, Bermuda.

All shareholders owning IPC common shares on April 28, 2009 (the “Record Date”) are entitled to vote at the annual general meeting. Such shareholders are referred to as “Record Date Shareholders”.

At the annual general meeting, Record Date Shareholders are being asked to vote upon a number of important proposals pursuant to the Agreement and Plan of Amalgamation, dated as of March 1, 2009 and as amended on March 5, 2009, between IPC, IPC Limited and Max Capital Group Ltd. (“Max”), as well as other proposals. Among those other proposals are: the election of directors; approval of a revised plan of remuneration for directors; the appointment of KPMG as IPC’s independent auditors and the approval of the adjournment of the IPC meeting for the solicitation of additional proxies.

All shareholders who held IPC common shares on the Record Date have been mailed the joint proxy statement/prospectus that describes each one of these proposals in greater detail. A copy of the joint proxy statement/prospectus is also available on this website.

YOUR VOTE IS VERY IMPORTANT NO MATTER HOW

MANY OR HOW FEW SHARES YOU OWN

PLEASE RETURN YOUR WHITE PROXY CARD TODAY

VOTING FOR ALL THE PROPOSALS ON THE AGENDA

You should also know that IPC has received an unsolicited acquisition proposal from Validus Holdings, Ltd. (“Validus”). The board of directors of IPC unanimously determined that the Validus proposal did not constitute a superior proposal, as defined in the amalgamation agreement, and reaffirmed its recommendation that IPC shareholders approve the amalgamation with Max. Validus is soliciting proxies from IPC shareholders in opposition to the amalgamation with Max.

IPC and Max recommend that IPC Record Date Shareholders not give their proxies to Validus and not return any GOLD proxy cards

Even if you have already granted a proxy to vote against any of the IPC proposals, you have every right to change your intended vote. Only your latest dated proxy instruction counts.

VOTING YOUR SHARES

The manner in which your shares may be voted depends on how your IPC common shares are held.

Beneficial Owner

If you own shares through a bank or brokerage firm, you may receive from your bank or brokerage firm a voting instruction form with the joint proxy statement/prospectus that you may use to instruct your bank or broker how your shares are to be voted. As with a proxy card, you may direct how your shares are to be voted by completing, signing, dating and returning the voting instruction form in the postage-paid envelope provided.

You may also be able to instruct your bank or broker how your shares are to be voted by telephone or Internet. Please review the voting instruction form used by your bank or brokerage firm to see if you can submit your voting instructions to your bank or broker by telephone or the Internet. Submission of voting instructions to your bank or broker by telephone and Internet may be used up until 11:59 pm on June 11, 2009

Please note that you must have your voting instruction form available when you submit voting instructions to your bank or broker on the Internet or by telephone in order to provide the information necessary to validate your voting instructions. Submission of voting instructions to your bank or broker by telephone and Internet may be used up until 11:59 pm on June 11, 2009

If you hold shares in a bank or brokerage firm and do not receive proxy material, please contact the person responsible for your account to request a copy of the information, or call Innisfree M&A Incorporated at 1-877-825-8621 for assistance.

Shareholder of Record

If you own shares of record, meaning that your common shares are represented by certificates or book entries in your name so that you appear as a shareholder in the register of members or branch register maintained by the share transfer agent, Computershare Investor Services, an IPC proxy card for voting those shares were included with the joint proxy statement/prospectus sent to all Record Date Shareholders.

Record Date Shareholders should indicate how they want to vote on their IPC proxy card and then sign, date and mail their proxy card in the postage-paid return envelope provided as soon as possible so that their shares may be represented at the IPC meeting. Or they can follow the instructions on the IPC proxy card to complete their proxy card on the Internet or by telephone.

Please note that you must have your proxy card available when you complete your proxy card on the Internet or telephone in order to provide the information necessary to validate your proxy submission. Completion of proxy cards by telephone and Internet may be used up until 11:59 pm on June 11, 2009.

If you have not received proxy material or have misplaced your proxy card, please contact Innisfree M&A Incorporated at 1-877-825-8621 and new material will be mailed to you.

QUESTIONS OR ASSISTANCE IN VOTING YOUR SHARES

If you have any questions or need assistance in voting, please contact Innisfree M&A Incorporated at:

If you have any questions or need assistance voting, please contact Innisfree M&A Incorporated at:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders please call Toll-Free:         1-877-825-8621

Whether or not you plan to attend the IPC meeting, please take time to submit your proxy regarding the proposals via telephone, Internet or by signing, dating and returning your WHITE proxy card or voting instruction form in the envelope provided as soon as possible.

REMEMBER, EVEN IF YOU HAVE ALREADY GRANTED A PROXY TO VOTE AGAINST ANY OF THE IPC PROPOSALS, YOU HAVE EVERY RIGHT TO CHANGE YOUR INTENDED VOTE. ONLY YOUR LATEST DATED VOTING INSTRUCTION COUNTS.

DO NOT RETURN ANY GOLD PROXY CARDS YOU MAY RECEIVE!